Press release
For immediate release
June 21 2006

EXPLORATION BUDGET OF OVER $6 MILLION FOR THE NEXT SIX MONTHS

Virginia Mines Inc. (Virginia) announces the beginning of several exploration programs on some of its projects located in the James Bay region, particularly in the area of the recent discovery of the Éléonore deposit in the Opinaca district.

Virginia foresees expenses of over $6 million to be spent on several projects before the end of 2006. The Corvet Est, Lac Coulon and Poste Lemoyne projects will be the object of work programs and drilling programs totalling more than $3 million. Drilling will also be carried out on MegaTEM property.

A budget of over $1 million will be allocated to the Opinaca region and an additional $1 million will be spent to prospect and test new targets spread over the James Bay territory. Our partners’ participation is estimated to be a minimum of $2.8 million and the Quebec government tax incentive program will permit Virginia to recover 46% of its exploration expenditures.

Virginia is very enthusiastic about beginning its work exploration season with the goal of discovering new mining camps in the James Bay region where Virginia and its partners have already identified many polymetallic massive sulphide lenses and three gold deposits, among these the discovery of the Éléonore project that resulted in a $500 million agreement with Goldcorp.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of approximately $40 million and 25,428,046 shares issued and outstanding as of May 31, 2006. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.
200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events